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Exhibit 4.7

AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT

        This AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT (this "Amendment"), dated as of December 20, 2004, is made by and between Polymer Group, Inc., a Delaware corporation (the "Company"), and MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("GOF").

        The Company, GOF and certain other shareholders of the Company have entered into the Shareholders Agreement, dated as of March 5, 2003 (the "Shareholders Agreement"). Except as otherwise indicated herein, capitalized terms used in this Amendment have the same meaning ascribed to such terms in the Shareholders Agreement.

        This Amendment has been approved by the Company's Board of Directors, which approval includes the affirmative vote of at least one Non-GOF Board Member (such approvals, the "Requisite Board Approvals").

        Pursuant to Section 6.8 of the Shareholders Agreement, the Company and GOF, after obtaining the Requisite Board Approvals, desire to amend the Shareholders Agreement as provided in this Amendment.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1.    Amendments.

          (a)   Section 4.2(e) of the Shareholders Agreement is hereby amended and restated in its entirety to read as follows:

    "(e)    Intentionally omitted."

          (b)   Section 4.2 of the Shareholders Agreement is hereby amended by inserting the following new paragraph (g):

    "(g)    Notwithstanding anything to the contrary contained in this Section 4.2, in the event that (i) any directorship designated for the ZB Board Members is vacant at any time and (ii) there are at any time less than nine directors serving on the Company's Board of Directors as a result of such vacancy, the Company's Board of Directors acting by the affirmative vote of the majority of the total number of directors then in office (though less than a quorum), which majority vote shall include the affirmative vote of at least one Non-GOF Board Member, may designate and elect a director to fill such vacancy. The Company's Board of Directors is hereby authorized to amend the Bylaws to accommodate the provisions of this Section 4.2(g)."

        2.    Counterparts.    This Amendment may be executed in multiple counterparts (including by means of telecopied signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

        3.    Governing Law.    All matters relating to the interpretation, construction, validity and enforcement of this Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of New York.

        4.    Consent.    The undersigned parties hereby consent to this Amendment pursuant to Section 6.8 of the Shareholders Agreement and as such consent may otherwise be required.

        5.    Limited Amendment.    This Amendment is limited by its terms and does not and shall not serve to amend or waive any provision of the Shareholders Agreement except as expressly provided for in this Amendment.

* * * * *

        IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Shareholders Agreement as of the date first above written.

COMPANY:
POLYMER GROUP, INC.
By:	/s/ JAMES L. SCHAEFFER
Name:	James L. Schaeffer
Its:	Chief Executive Officer
GOF:
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.
By:	MatlinPatterson Global Advisers LLC
Its:	Investment Advisor
By:	/s/ LAP WAI CHAN
Name:	Lap Wai Chan
Its:

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  Exhibit 4.7